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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                             METROGOLF INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                             METROGOLF INCORPORATED
                      (NAME OF PERSON(S) FILING STATEMENT)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    59167410
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            CHARLES D. TOURTELLOTTE
                      PRESIDENT AND CHAIRMAN OF THE BOARD
                             METROGOLF INCORPORATED
                           1999 BROADWAY, SUITE 2435
                             DENVER, COLORADO 80202
                                 (303) 294-9300
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                                BRENT T. SLOSKY
                   BROWNSTEIN HYATT FARBER & STRICKLAND, P.C.
                          410 17TH STREET, SUITE 2200
                             DENVER, COLORADO 80202
                                 (303) 534-6335

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is MetroGolf Incorporated, a Colorado corporation (the "Company"), and the address of its principal executive offices is 1999 Broadway, Suite 2435, Denver, Colorado 80202. The title of the class of equity securities to which this Statement relates is the Common Stock, no par value per share (the "Shares"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER.

    This Statement relates to a tender offer (the "Offer") disclosed in the Tender Offer Statement on Schedule 14D-1, dated December 31, 1997 (the "Schedule 14D-1"), of Family Golf Acquisition, Inc., a Colorado corporation (the "Purchaser") which is a wholly owned subsidiary of Family Golf Centers, Inc., a Delaware corporation ("Parent"), to purchase all of the issued and outstanding Shares at $1.50 per Share, net to the seller in cash.

    Bidder's Schedule 14D-1 states that the principal executive offices of the Bidder and Parent are located at 225 Broadhollow Road, Melville, New York 11747.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    (b)(1) ARRANGEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS AND DIRECTORS. Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are described under the captions "Executive Compensation," "Employment Contracts," "Certain Relationships and Related Transactions" and "Security Ownership of Certain Beneficial Owners and Management" appearing at pages 8 through 12 of the Company's Proxy Statement dated May 9, 1997 for its 1997 Annual Meeting of Shareholders (the "Proxy"). Copies of pages 8 through 12 of the Proxy are filed as EXHIBIT 17 hereto, and the portions therein referred to above are incorporated herein by reference.

    OPTIONS. In July 1997, the stock price targets in the vesting schedule for the SEI Plan reflected in the Proxy were repriced to $1.80, $2.10, $2.40, $2.70 and $3.00 for each 20% vesting and substantially all other options which were previously granted were repriced at $1.50 per share. In addition to the incentive options described in the "Executive Compensation" sections of the Proxy, on December 3, 1997, a total of 335,000 stock options were granted to a total of 11 executive officers, directors and other employees of the Company pursuant to the terms and conditions of the Company's 1996 Stock Option and Stock Bonus Plan (the "SOP") and Senior Executive Incentive Stock Option Plan (the "SEI Plan") as year end bonuses consistent with past Company practice. Pursuant to agreements entered into prior to the signing of the Merger Agreement, the holders of such options agreed not to exercise such options prior to the consummation of the Offer and thereafter to vote any shares received upon exercise in favor of the Merger. Among the optionees who were granted options on December 3, 1997 were the following directors and executive officers: Mr. Charles D. Tourtellotte--Chairman of the Board and President, who received 100,000 SEI Plan options; Mr. J.D. Finley--Executive Vice President, Chief Financial Officer and Secretary, who received 75,000 SEI Plan options; Mr. Craig Sloan--Vice President of Operations, who received 45,000 SOP options; and Mr. Steven R. Dyer--Vice President of Acquisitions, who received 15,000 SOP options. Each such option will fully vest upon a change of control of the Company, which includes the consummation of the Offer, and become immediately exercisable at an exercise price of $1.25 per share. Pursuant to the terms of the Merger Agreement (as hereinafter defined), the SOP and the SEI Plan will be amended before the Effective Time (as hereinafter defined) to provide that all outstanding, unexercised options shall be immediately exercisable and that if the optionees do not exercise their unexercised options, each holder of an outstanding option will be entitled to receive from the Surviving

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Corporation (as hereinafter defined) for each share underlying an option, the consideration described below in "Merger Agreement."

    (b)(2) ARRANGEMENTS WITH THE PURCHASER.

    In late 1996, the Company determined that it would require additional capital to fund ongoing operations, acquire additional facilities and otherwise implement its business plan. Accordingly, in December 1996, the Company engaged an investment banker to assist the Company in raising $5.0 million through a private placement. Such private placement was never consummated. In early 1997, the Company, together with its investment banker and other representatives, explored several potential strategic alliances and potential sources of financing. None of the strategic alliances ever came to fruition. Although the Company was successful in raising over $3.0 million from the private placement of convertible notes from May to July 1997, such financing was not sufficient to meet the long-term capital requirements of the Company.

    In April 1997, Dominic Chang, Parent's Chairman, Chief Executive Officer and President, received the Company's Quarterly Report on Form 10-QSB and, based on the Company's apparent need for cash, on April 28, 1997 called Charles D. Tourtellotte, the Company's Chairman and President, to inquire about the Company and its interest in selling. Mr. Tourtellotte responded to Mr. Chang that he had heard from several companies both directly and indirectly in the golf business, due to the recent filing of a Schedule 13D as to the Company. Mr. Chang and Mr. Tourtellotte scheduled a meeting and, on May 1, 1997, met at the offices of Parent in New York. At that meeting, Mr. Chang expressed interest in acquiring the Company at its current market price plus a small premium. Mr. Tourtellotte responded that the Company was engaged in a private placement effort and would continue with that course of action.

    On July 14, 1997, Mr. Chang called Mr. Tourtellotte for an update on the Company and to determine whether its cash needs had been met or whether a sale would be of interest. Mr. Tourtellotte requested a more definitive proposal in order to properly evaluate the issue. The parties designated Prime Charter Limited ("Prime Charter") and Jefferies & Company, Inc. ("Jefferies") to discuss certain aspects of a proposed transaction and, on July 21, 1997, Parent delivered an executed confidentiality agreement, dated as of July 18, 1997, to the Company. Following delivery of the confidentiality agreement, the Company provided Parent and its advisors with certain financial information, including the forecasts referred to herein. Discussions followed between Prime Charter and Jefferies, regarding a proposed transaction with the Company and as to the related valuation.

    In late July 1997, based primarily on the parties' inability to reach agreement on price, negotiations were terminated.

    In August 1997, the Company engaged an investment banking firm to assist the Company in securing the private investment capital it required to continue to operate. A private placement of $15.0 million of convertible preferred stock to institutional investors was contemplated. More than 20 meetings were held with prospective investors around the country.

    On November 24, 1997, Mr. Tourtellotte called Mr. Chang to advise him that the Company was reviewing all of its options in light of its recent efforts to raise capital. Mr. Tourtellotte inquired about the level of Parent's continuing interest in acquiring the Company. Mr. Chang requested updated financial and capital structure information which was provided by fax to Parent on November 25, 1997. On November 26, 1997, Mr Chang called Mr. Tourtellotte and expressed interest in acquiring the Company at $1.25 to $1 3/8 per Share. Mr. Chang noted that such price was based on (i) the Company's higher than anticipated third quarter losses, (ii) the fact that third quarter revenues were 28% less than projected in the forecasts received by Parent, (iii) the fact that the capital raised by the Company in May 1997 had been used primarily to fund operating deficits rather than for investment in facilities, (iv) the fact that the convertible debt issued by the Company, was unduly dilutive to the Company, and
(v) the increase in the Company's outstanding shares on a fully diluted basis. Mr. Tourtellotte took the position the Company's belief that a

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higher price would be appropriate based on the Company's belief that the Company would be able to complete a $15.0 million financing which would enable the Company ultimately to achieve a higher stock price. Mr. Chang responded that the proposed financing was too dilutive to the Company's existing stockholders and that Parent's offer would be superior to the existing stockholders. Mr. Tourtellotte reasserted the Company's position that a higher offer was appropriate.

    Mr. Tourtellotte was traveling in New York for more institutional investor meetings as to the proposed private placement the week of December 8, 1997. On December 9, 1997, Mr. Tourtellotte called Mr. Chang to determine his current level of interest in acquiring the Company and requested that the parties meet. Mr. Chang indicated that the parties were too far apart for a meeting unless the Company would be amenable to being acquired for $1 3/8 per Share. Given the Company's then current cash requirements and lack of other definitive proposals, Mr. Tourtellotte indicated that this price was less than desirable to the Company but that a meeting would be appropriate while he was in New York.

    On December 11, 1997, a meeting was held at the offices of Jefferies in New York, attended by Mr. Tourtellotte, J.D. Finley, the Company's Executive Vice President, Chief Financial Officer and Secretary, and representatives of Jefferies and Prime Charter. At such meeting a purchase price of $1.50 per Share was discussed, following offers by Mr. Chang of $1 3/8 per Share and counteroffers by the Company of a range of $2.00 to $1.75 per Share. After negotiation, Mr. Chang offered $1.50 per Share on a fully diluted basis in a structure pursuant to which Parent would be responsible for the Company's debt (approximately $10.7 million). Mr. Chang agreed that the $1.50 per Share could be paid in cash or Parent common stock at the Company's option. Mr. Tourtellotte agreed to present such offer to the Company's Board of Directors. On December 12, 1997, at a regularly scheduled meeting of Parent's Board of Directors, Parent's Board of Directors approved the proposed transaction and an offer letter was sent to the Company and its advisors.

    On Monday, December 15, 1997, the Board of Directors of the Company met to consider the offer letter from Parent. Later that day, the offer letter was executed. On December 16, 1997, the Company announced that it had entered into negotiations with Parent with a view towards selling the Company at $1.50 per Share. From December 16, 1997 through December 22, 1997, extensive additional due diligence was performed by Parent and the parties negotiated the Merger Agreement and the related agreements. On Friday, December 19, 1997, the Company's Board again met to discuss the progress of the transaction and to receive an oral presentation from Houlihan Lokey Howard & Zukin, the Company's financial advisor, wherein it reported to the Board as indicated herein. On Sunday, December 21, 1997, the Company's Board of Directors met to review and discuss the proposed transaction with Parent and, at such meeting, the definitive Merger Agreement and related agreements were approved by the Board. On the night of Tuesday, December 23, 1997, the Merger Agreement and related documents were executed, followed by an announcement thereof on December 24, 1997.

    The following is a summary of the Merger Agreement and certain related agreements, copies of which are attached as EXHIBITS 1 THROUGH 12 hereto and are incorporated herein by reference. All references to and summaries of such agreements herein are qualified in their entirety by reference to the full text of such agreements. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement.

MERGER AGREEMENT

    THE OFFER. The Merger Agreement provides for the commencement of the Offer after the public announcement of the execution of the Merger Agreement as promptly as practicable, but in no event later than five business days after the public announcement of the execution of the Merger Agreement, subject to the other provisions of the Merger Agreement. The obligation of Purchaser to consummate the Offer and accept for payment, and pay for, Shares tendered pursuant to the Offer is subject to (i) satisfaction of the Minimum Tender Condition, (ii) expiration or termination of all waiting periods under the HSR Act

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applicable to the purchase of Shares pursuant to the Offer, and (iii) the satisfaction or waiver of the other conditions described below under "--Conditions to the Offer" and in Section 15. Subject to the terms of the Merger Agreement, Purchaser expressly reserves the right to modify the terms and conditions of the Offer, except that, without the consent of the Company, the Purchaser shall not (i) reduce the number of Shares subject to the Offer, (ii) reduce the price per Share to be paid pursuant to the Offer, (iii) add to the Conditions, (iv) except as provided below, extend the Offer, (v) change the form of consideration payable in the Offer, or (vi) make any other change in the terms of the Offer adverse to the holders of Shares. The initial Expiration Date of the Offer shall be January 29, 1998. Purchaser may extend the Offer in accordance with applicable law, but if the Conditions set forth in Section 15 are satisfied as of the then scheduled Expiration Date of the Offer, the Offer may be extended only with the prior written consent of the Company or as required by law. Notwithstanding the foregoing, Purchaser may, without the consent the Company, (a) extend the Offer, if at the scheduled or extended Expiration Date of the Offer any of the Conditions shall not be satisfied or waived, until such time as such Conditions are satisfied or waived, provided that Purchaser shall not so extend the Offer later than June 30, 1998 without the Company's prior written consent, (b) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, (c) extend the Offer from time to time until two business days after the expiration of any applicable waiting period under the HSR Act and (d) extend the Offer for a period not to exceed 15 business days, notwithstanding that all conditions to the Offer are satisfied as of such Expiration Date of the Offer, if, immediately prior to such Expiration Date, the Shares tendered and not withdrawn pursuant to the Offer equal less than 90%, but more than 75%, of the outstanding Shares (on a fully diluted basis). Subject to the Conditions, Purchaser shall pay for all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the expiration of the Offer.

    CONDITIONS TO THE OFFER. The Merger Agreement provides that, notwithstanding any other term of the Offer or the Merger Agreement, and subject to the Conditions set forth in Section 15 and in addition to (and not in limitation of) Purchaser's right to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for any Shares tendered pursuant to the Offer unless (a) the Minimum Tender Condition has been satisfied, (b) all waiting periods, if any, under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or have been terminated, and (c) the Conditions set forth in Section 15 shall have been satisfied.

    THE MERGER. The Merger Agreement provides that, following consummation of the Offer, in accordance with the BCA and upon the terms and subject to the conditions of the Merger Agreement, on the third business day after the fulfillment of the conditions of the Merger Agreement, Purchaser will be merged with and into the Company, at which time the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation. Following consummation of the Merger, the Company, as the Surviving Corporation, will be a wholly-owned subsidiary of Parent. Hereinafter, the date on which the Closing shall take place is referred to as the "Closing Date" and the time on the Closing Date when the Closing shall take place is referred to as the "Closing Time." The Merger shall become effective at such time as a duly prepared and executed articles of merger or other appropriate documents (collectively, the "Articles of Merger"), in form and substance reasonably satisfactory to Purchaser and Company, providing for the Merger, is filed with the Secretary of State of the State of Colorado in accordance with the relevant provisions of the BCA (the "Effective Time"). The Articles of Merger shall be filed as soon as practicable after the Closing Time.

    CONVERSION OF SHARES. (a) At the Effective Time, subject to the provisions in the Merger Agreement regarding Dissenting Shares, the Shares, immediately prior to the Effective Time (other than the

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Dissenting Shares) shall, by reason of the Merger and without any action by the holders thereof, be converted into the right to receive the Merger Consideration, without interest. At the Effective Time, the stock transfer books of the Company shall be closed, and no transfer of Shares shall thereafter be made. All such Shares, when converted as provided herein, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously evidencing such Shares shall thereafter represent only the right to receive the Merger Consideration.

    (b) Each share of the capital stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, without par value, of the Surviving Corporation.

    DIRECTORS AND OFFICERS; GOVERNING DOCUMENTS. At the Effective Time, the directors and officers of Purchaser will become the directors and officers of Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be. The Articles of Incorporation of the Company shall be the Articles of Incorporation of the Surviving Corporation, until duly amended in accordance with the terms thereof and the BCA. The By-laws of the Company will be the By-laws of the Surviving Corporation until thereafter amended as provided therein, by the Articles of Incorporation or by applicable law.

    STOCKHOLDERS' APPROVAL. Pursuant to the Merger Agreement, if required by applicable law, the Company will take (and Purchaser and Parent shall use all reasonable efforts to cause the Company to take) all action necessary in accordance with Colorado law, the Company's Articles of Incorporation, as amended, its By-laws and any applicable requirements of the BSE and the NASDAQ Smallcap Market, to duly call, give notice of and convene a special meeting of the Company's stockholders (the "Stockholders Meeting") as promptly as practicable following the expiration of the Offer to obtain stockholder approval of the Merger, the Merger Agreement and the transactions contemplated thereby ("Company Stockholder Approval"). The Company's Board of Directors shall, except as the Company's Board determines in good faith and as advised by outside legal counsel would be inconsistent with the fiduciary duties of the Board under applicable law, recommend that the stockholders vote in favor of the Merger, the Merger Agreement and the transactions thereby contemplated and cause the Company to take all lawful actions to solicit from its stockholders proxies in favor of such approval. Notwithstanding the foregoing, if Purchaser and its affiliates shall own at least 90% of the outstanding Shares, the parties shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a meeting of the stockholders of the Company in accordance with Section 7-111-104 of the BCA.

    DESIGNATION OF DIRECTORS. The Merger Agreement provides that, provided the Minimum Tender Condition is satisfied, promptly upon the acceptance for payment of, and payment by Purchaser for, all Shares tendered and not withdrawn pursuant to the Offer, Purchaser shall be entitled to designate such number of directors on the Board of the Company as will give Purchaser, subject to compliance with
Section 14(f) of the Exchange Act, a majority of such directors and the Company shall, at such time, cause Purchaser's designees to be so elected; PROVIDED, HOWEVER, that in the event that Purchaser's designees are appointed or elected to the Board of Directors of the Company, until the Effective Time such Board shall have at least two directors who are directors on the date hereof or who are otherwise not officers, directors or affiliates of Purchaser and are Independent Directors and PROVIDED FURTHER that, in such event, if the number of Independent Directors shall be reduced below two for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate two persons to fill such vacancies who shall not be officers, stockholders or affiliates of Purchaser and who shall be independent directors under any applicable rules of the BSE and the NASDAQ Smallcap Market, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

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Subject to applicable law, the Company shall take all action requested by Parent necessary to effect any such election, and will promptly, at the option of Purchaser, either increase the size of the Company's Board of Directors or obtain the resignation of such number of its current directors as is necessary to enable Purchaser's designees to be elected to the Company's Board of Directors as provided above. Following the election or appointment of Purchaser's designees and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors then in office shall be required to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company's rights or remedies under the Merger Agreement or (iii) extend the time for performance of Parent's and Purchaser's respective obligations under the Merger Agreement.

    ACCESS TO INFORMATION. The Company has agreed that directors, officers, employees, lenders, accountants, counsel and other representatives of Parent and Purchaser (collectively, the "Representatives") shall be permitted full access, during usual business hours during the period prior to the Closing Date to the properties, accounts, books, contracts, commitments, tax returns and records of the Company and the Subsidiaries, and such other information relating to the Company and the Subsidiaries as Parent shall reasonably request, PROVIDED, that no such investigation shall affect any representation or warranty given by the Company to Parent and Purchaser, and in the Merger Agreement. The Representatives shall be permitted to discuss the business affairs, finances and accounts of the Company and the Subsidiaries with the officers, directors, executives, counsel, auditors and actuaries of the Company and the Subsidiaries.

    NO SOLICITATION. The Merger Agreement provides that, until such time as Parent's designees shall constitute a majority of the members of the Board of Directors of the Company, the Company shall not, and shall not permit any of the Subsidiaries, or any of its or their officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of the Subsidiaries) to, directly or indirectly, enter into, solicit, initiate or continue any discussions or negotiations with, or provide any information to, or otherwise cooperate in any other way with, any corporation, partnership, person or other entity or group (each, a "Third Party"), concerning any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal (as defined below); PROVIDED that the Board of Directors of the Company may, in the event of an unsolicited Acquisition Proposal, engage in negotiations or discussions with, or provide information or data to, any Third Party relating to an Acquisition Proposal if (i) the Acquisition Proposal is a bona fide fully-financed written offer submitted to the Company's Board of Directors and such Board of Directors, after consulting with a nationally recognized investment bank, determines that such Acquisition Proposal is a Superior Proposal (as defined below) and (ii) the Company's Board of Directors determines, after having received the written opinion of outside legal counsel to the Company, that the failure to engage in such negotiations or discussions or provide such information would result in a breach of the fiduciary duties of the Board of Directors of the Company under applicable law. Then, in such event, the Board of Directors may withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend the Superior Proposal or terminate the Merger Agreement. Parent shall have the right to match any such Superior Proposal, and have such matching proposal immediately accepted by the Company for five (5) business days after Parent is informed of the necessary determination in clauses (i) and (ii) of the second preceding sentence with respect to such Superior Proposal. Any information furnished to any Third Party in connection with an Acquisition Proposal shall be provided pursuant to a confidentiality agreement in customary form. Subject to all of the foregoing requirements, the Company will immediately notify Parent orally and in writing if any discussions or negotiations are sought to be initiated, any inquiry or proposal is made, or any information is requested by any Third Party with respect to any Acquisition Proposal or which could lead to an Acquisition Proposal and immediately notify Parent of all material terms of any proposal which it may receive in respect of any such Acquisition Proposal, including the identity of the Third Party making the Acquisition Proposal or the request for information, if known, and thereafter shall inform Parent on a timely, ongoing basis of the status and content of any discussions or negotiations with such a Third Party, including immediately reporting any material changes to the terms and conditions thereof. The Company

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shall, and shall cause the Subsidiaries, and will use its best efforts to ensure their respective officers, directors, employees, investment bankers, attorneys, accountants and other agents to, immediately cease and cause to be terminated all discussions and negotiations that had taken place prior to December 23, 1997, if any, with any Third Parties with respect to any Acquisition Proposal.

    For purposes of the Merger Agreement, "Acquisition Proposal" means any inquiry, proposal or offer from any Third Party relating to any direct or indirect acquisition or purchase of 15% or more of any class of equity securities of the Company or any of the Subsidiaries, any tender offer or exchange offer that if consummated would result in any Third Party beneficially owning 15% or more of any class of equity securities of the Company or any of the Subsidiaries, any merger, consolidation, business combination, sale of all or substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of the Subsidiaries, other than the transactions contemplated by the Merger Agreement, or any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Offer and/or the Merger or which would reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated hereby; and "Superior Proposal" means any bona fide fully-financed written offer made by a Third Party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the Shares then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Board of Directors of the Company determines (after consultation with a nationally recognized investment bank) to be economically superior to the transaction contemplated by the Merger Agreement.

    INDEMNIFICATION AND INSURANCE. Parent and Purchaser agree that all rights to indemnification existing as of the date of the Merger Agreement in favor of the present or former directors, officers, employees, fiduciaries and agents of the Company or any of the Subsidiaries as provided in the Company's Articles of Incorporation or By-laws or pursuant to other agreements, arrangements or the articles of incorporation, by-laws or similar documents of any of the Subsidiaries as in effect on the date of the Merger Agreement with respect to matters occurring prior to the Effective Time shall survive the Merger and shall continue in full force and effect pursuant to the terms thereof. Parent agrees that it will cause the Surviving Corporation to pay the amount of the deductible for the directors' and officers' liability insurance referred to below in this paragraph. The Surviving Corporation shall, unless Parent agrees to provide, upon the same terms and up to the same extent and the same amount, coverage as provided by such policies of directors' and officers' liability insurance, cause to be maintained in effect for not less than six years from the Effective Time the policies of directors' and officers' liability insurance maintained by the Company and the Subsidiaries, each as in effect on the date of the Merger Agreement (provided that they may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous and shall not be required to expend an amount in excess of 150% of the annual premiums currently paid by the Company (which the Company represented is approximately $55,000)), with respect to matters occurring prior to the Effective Time.

    It is understood and agreed that the Company shall, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and after the Effective Time, the Surviving Corporation and Parent shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer and fiduciary of the Company or any of the Subsidiaries (collectively, the "Indemnified Parties") against any fees, costs or expenses (including reasonable attorneys' fees) and judgments, fines, losses, damages, liabilities and amounts paid in settlement (collectively, "Losses"), in connection with any pending, threatened or completed claim, action, suit, proceeding or investigation arising out of any actions or omissions occurring at or prior to the Effective Time that are in whole or in part based on or arising out of the fact that such person is or was a director, officer or fiduciary of the Company or pertaining to any of the transactions contemplated by the Merger Agreement. In no event shall the Company or the Surviving Corporation be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld).

    This indemnification obligation shall survive for a period of six years (and thereafter with respect to claims then pending) following the Effective Time and is intended to benefit the Company, the Surviving Corporation and the Indemnified Parties.

    OPTIONS. The Company agrees to amend before the Effective Time its 1996 Stock Option Plan and Stock Bonus Plan and its Senior Executive Incentive Stock Option Plan, and any other program pursuant to which there are holders of options (the "Options") to purchase Shares granted by the Company (collectively, the "Stock Option Plans") to provide that all outstanding, unexercised Options shall be immediately exercisable and that if the optionees do not exercise their unexercised Options, each optionee shall receive, at such optionee's option (i) in settlement of each Option held by such optionee, a "Cash Amount" (less any applicable withholding taxes) with respect to the number of previously unexercised Shares underlying the Option immediately prior to the Effective Time, or (ii) an option (a "Parent Option") to purchase the number of shares of common stock, par value $.01 per share, of Parent equal to 1/20 of the number of Shares underlying the Options at the exercise price equal to the aggregate exercise price of the 20 Options in respect of which the Parent Option was granted and upon terms and conditions substantially similar to those contained in the applicable Stock Option Plan. Such election must be made in writing at least 10 days prior to the Effective Time and, if not made, the optionee shall be deemed to have elected to receive the Cash Amount. The Stock Option Plans shall also be amended to provide that each Option shall terminate as of the Effective Time. The Cash Amount payable for each Option shall equal the product of (i) the Merger Consideration minus the exercise price per Share of each such Option and (ii) the number of previously unexercised Shares covered by each such Option.

    Prior to the Effective Time, the Company shall provide notice to participants in the Stock Option Plans and other holders of Options to purchase shares granted by the Company that the Company proposes to merge with another corporation; that the optionee under the plans or program may exercise his Options in full for all shares not theretofore purchased by him prior to the Effective Time or receive Parent Options as described above; and that the plans and program have been amended to provide that, to the extent an optionee does not exercise such Options prior to the Effective Time or elect to receive Parent Options, the optionee shall receive, in settlement of each Option held by the optionee, a "Cash Amount" (less any applicable withholding taxes) with respect to the number of previously unexercised Shares underlying the Option immediately prior to the Effective Time; that each Option shall terminate as of the Effective Time; and that the Cash Amount payable for each Option shall equal the product of (i) the Merger Consideration minus the exercise price per Share of each such Option and (ii) the number of previously unexercised Shares offered by each such Option and that number of Parent Options which may be received is 1/20 of the number of Options not exercised for the Cash Amount and the method of calculating the exercise price of such Parent Options.

    Except as may be otherwise agreed to by Parent or Purchaser and the Company, the Company's Stock Option Plans shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of the Subsidiaries shall be deleted as of the Effective Time.

    The Company shall use its best efforts so that, following the Effective Time, no holder of employee stock options will have any right to receive Shares upon exercise of an employee stock option.

    Notwithstanding anything to the contrary in the Merger Agreement, if it is determined that compliance with any of the foregoing would cause any individual subject to Section 16 of the Exchange Act to become subject to the profit recovery provisions thereof, any Options held by such individual will be canceled or purchased, as the case may be, at the Effective Time or at such later time as may be necessary to avoid application of such profit recovery provisions and such individual will be entitled to receive from the Company or the Surviving Corporation an amount in cash or other consideration satisfactory to the Surviving Corporation and such individual equal to the excess, if any, of the Merger Consideration over the per Share exercise price of such Option multiplied by the number of Shares subject thereto (less any applicable withholding taxes), and the parties to the Merger Agreement will cooperate and take any and all necessary actions so as to achieve the intent of the foregoing without giving rise to such profit recovery.

    FURTHER ACTION, REASONABLE EFFORTS. The Merger Agreement provides that each of the Company, Parent and Purchaser shall use its reasonable efforts to effectuate the transactions contemplated by the Merger Agreement and by the agreements (together with the Merger Agreement, the "Operative Agreements") relating to the Option Agreement described below under the caption "--Option Agreement," the loan ("Loan") in the principal amount of up to $500,000 by Parent to the Company and the related Pledge Agreement, and warrants (the "Warrants") to purchase up to 500,000 Shares, and to fulfill the conditions to the obligations of each under the Operative Agreements, including cooperating fully with the other party, including by provision of information and making of all necessary filings in connection with, among other things, approvals under the HSR Act. The Company will use all reasonable efforts to obtain any consent from third parties necessary to allow the Company and the Subsidiaries to continue operating their business as presently conducted as a result of the consummation of the transactions contemplated by the Operative Agreements. In case at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of the Operative Agreements or to vest the Surviving Corporation with full title to all properties, assets, rights, approval, immunities and franchises of either of the Company or Purchaser, the proper officers and directors of each party to the Merger Agreement shall take all such necessary action.

    CONDUCT OF BUSINESS PENDING THE MERGER. The Merger Agreement provides that, except as contemplated by it or as expressly agreed to in writing by Parent, during the period from the date of the Merger Agreement until such time as Parent's designees shall constitute a majority of the members of the Board of Directors of the Company, the Company will, and will cause each of the Subsidiaries to, conduct its operations according to its ordinary and usual course of business and consistent with past practice and use its and their respective best efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, advertisers, distributors and others having business dealings with them and to preserve goodwill. Without limiting the generality of the foregoing, and except as (a) otherwise expressly provided in the Merger Agreement, (b) required by law, or (c) set forth on the schedules to the Merger Agreement, the Company will not, and will cause the Subsidiaries not to, without the consent of Parent:

        (i) except with respect to annual bonuses made in the ordinary course of business consistent with past practice, adopt or amend in any material respect any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, pension, retirement, employment or other employee benefit agreement, trust, plan or other arrangement for the benefit or welfare of any director, officer or employee of the Company or any of the Subsidiaries, or increase in any manner the compensation or fringe benefits of any director, officer or employee of the Company or any of the Subsidiaries or pay any benefit not required by any existing agreement or place any assets in any trust for the benefit of any director, officer or employee of the Company or any of the Subsidiaries (in each case, except with respect to employees and directors in the ordinary course of business consistent with past practice);

        (ii) incur any indebtedness for borrowed money in excess of $25,000, other than in consultation with Parent;

        (iii) expend funds for individual capital expenditures in excess of $50,000 in the aggregate for any 12-month period (to be apportioned pro-rata over any period less than 12 months), other than in consultation with Parent;

        (iv) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets, except in the ordinary course of business consistent with past practice;

        (v) (x) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (z) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of the Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

        (vi) authorize for issuance, issue, deliver, sell or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), pledge or otherwise encumber any shares of its capital stock or the capital stock of any of the Subsidiaries, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such share, voting securities or convertible securities or any other securities or equity equivalents (including without limitation stock appreciation rights) other than issuances upon exercise of options, warrants, notes and contract rights set forth in a schedule to the Merger Agreement;

        (vii) amend its Articles of Incorporation, By-laws or equivalent organizational documents or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any Subsidiary of the Company;

        (viii) make or agree to make any acquisition of assets which is material to the Company and the Subsidiaries, taken as a whole, except for (A) purchases of inventory in the ordinary course of business, (B) pursuant to purchase orders entered into in the ordinary course of business which do not call for payments in excess of $5,000 or (C) project-related expenditures which, individually, do not exceed $10,000;

        (ix) settle or compromise any shareholder derivative suits arising out of the transactions contemplated by the Merger Agreement or any other litigation (whether or not commenced prior to the date of the Merger Agreement) or settle, pay or compromise any claims required to be paid; or

        (x) authorize, or commit or agree to take, any of the foregoing actions.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains representations and warranties of the Company regarding: the due organization, good standing qualification and authority to conduct business and own, lease and operate its properties for each of the Company and its Subsidiaries; the capitalization of the Company; the authority of the Company to enter into the Merger Agreement and the other Operative Agreements and to consummate the transactions contemplated thereby, subject to Company Stockholder Approval; the absence of conflict between transactions contemplated by the Merger Agreement and the Operative Agreements and other agreements, documents and permits, and absence of violations of the Articles of Incorporation or By-laws of the Company or its Subsidiaries; the absence of violation of laws applicable to the Company; the need for consents and approvals; the accuracy, truthfulness and adequacy of documents filed with or sent to the SEC or any other regulatory authority; the absence of violations of certain agreements, documents and permits of the Company; compliance with applicable generally accepted accounting principles and law regarding the conduct of its business; the compliance with laws regarding improper payments, including the Foreign Corrupt Practices Act of 1977; the absence of litigation; certain matters relating to taxes; insurance coverage; the full disclosure by the Company of certain management, employment, consulting or other material agreements, contracts or commitments and debt instruments; certain matters relating to ERISA; the conduct of business in the ordinary course and the absence of certain changes or events since September 30, 1997; finder's fees; labor matters; indemnification of employees; the condition of the tangible property of the Company and its Subsidiaries; the ownership of or the rights to use the Company's and its Subsidiaries' intellectual property; environmental matters; the ownership of real property in fee, and the holding of leasehold interests, by the Company and its Subsidiaries free and clear of all mortgages, pledges, liens, encumbrances and security interests; the holding of good title by the Company and its Subsidiaries to tangible personal property and assets; the recommendation by the Board of Directors of the Company of the Merger Agreement, the Offer and the Merger; the disclosure of certain related company transactions; and the compliance of the Schedule 14D-9 in all material respects with the Exchange Act.

    The Merger Agreement also includes representations and warranties by Parent and Purchaser regarding: the due organization, good standing and authority of each to conduct business and own, lease and operate its properties; the authority of Parent and Purchaser to enter into the Merger Agreement and the other Operative Agreements to which they are parties; the absence of conflict between the Operative Agreements and other agreements and documents to which Parent or Purchaser is a party and laws applicable to Parent and Purchaser; consents and approvals; and finder's fees.

    CONDITIONS TO THE MERGER. Pursuant to the Merger Agreement, the respective obligations of each party to the Merger Agreement to effect the Merger are subject to the satisfaction or waiver of the following conditions prior to the Closing Date: (i) approval and adoption of the Merger Agreement and the Merger by the holders of the outstanding Shares entitled to vote thereon in a manner required by applicable law; (ii) termination or expiration of any applicable waiting period under the HSR Act; (iii) no court, agency or other authority having issued any order, decree or judgment to set aside, restrain, enjoin or prevent the performance of any of the parties' obligations under the Merger Agreement and no statute, rule, regulation, executive order, decree or injunction having after the date of the Merger Agreement been enacted, entered, promulgated or enforced by any United States court or Governmental Authority of competent jurisdiction which prohibits the consummation of the Merger; and (iv) Purchaser having accepted for purchase and paid for Shares tendered pursuant to the Offer. In addition, the following are conditions to the obligations of Parent and Purchaser: (a) the representations and warranties of the Company contained in the Merger Agreement shall be true and correct in all material respects at and as of the Effective Time, with the same force and effect as if made at and as of the Effective Time, other than such representations and warranties as are expressly made as of another date, and Parent and Purchaser shall have received a certificate of the Company to that effect signed by a duly authorized officer thereof; and (b) each of the employment agreements entered into by the Company with its employees, directors or officers shall have been terminated except for the employment agreements between the Company and each of J.D. Finley and Charles D. Tourtellotte.

    TERMINATION. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or by Purchaser:

    (a) by the mutual consent of Purchaser and the Company;

    (b) by Purchaser, if prior to consummation of the Offer (i) the Board of Directors of the Company fails to make, or withdraws or materially modifies or changes in a manner adverse to Purchaser its recommendation to stockholders of the Company to accept the Offer, the Merger or the Merger Agreement and the transactions contemplated thereby, or resolves to do the foregoing or (ii) the Board of Directors of the Company shall have recommended that the stockholders of the Company accept or approve an Acquisition Proposal with a Third Party, or resolves to do the foregoing or (iii) a tender or exchange offer for any of the outstanding shares of capital stock of the Company is commenced (other than by Parent, Purchaser or their affiliates) and the Board of Directors of the Company fails to timely recommend against the tendering by the Company's stockholders of their Shares into such tender or exchange offer;

    (c) by the Company, if, prior to the Effective Time, any Third Party has made a bona fide fully financed written offer relating to an Acquisition Proposal, or has commenced a tender or exchange offer for the Shares, and the Company's Board determines in good faith (i) after consultation with its financial advisors, that such transaction constitutes a Superior Proposal and
(ii) after having received the written opinion of outside legal counsel to the Company, that the failure to engage in such negotiations or discussions or provide such information would result in a breach of the fiduciary duties of the Board of Directors of the Company under applicable law;

    (d) by the Company or Purchaser, if the Offer shall not have been consummated on or before June 30, 1998, or the Offer is terminated by Purchaser or allowed to expire with no Shares being accepted for payment; PROVIDED, HOWEVER, that neither Purchaser nor the Company may terminate the Merger Agreement pursuant to this provision if such party shall have materially breached the Merger Agreement; or if prior to such day a reasonable, well-informed person would conclude that any Condition shall be incapable of being satisfied by such date (except that a party whose breach of covenant has caused such failure to consummate shall not be entitled to so terminate the Merger Agreement), or the Merger has not been consummated by December 31, 1998;

    (e) by the Company, if there has been a violation or breach by Parent or Purchaser of any representation, warranty or agreement contained in the Merger Agreement specifically qualified by materiality, or a material violation or breach by Purchaser of any material representation, warranty or agreement not so qualified contained in the Merger Agreement (which violation or breach is not cured by Parent or Purchaser within 30 days after written notice by the Company to Parent or Purchaser reasonably describing such breach);

    (f) by Purchaser prior to consummation of the Offer, if there has been a violation or breach by the Company of any representation, warranty or agreement contained in the Merger Agreement or any other Operative Agreement as though such representations, warranties and agreements were made without reference to a Material Adverse Effect (which violation or breach is not cured by the Company within 30 days after written notice by Purchaser to the Company reasonably describing such breach), except in all cases where the failure or failures of such representations and warranties to be so true and correct or such agreements to be performed or complied with would not have, singly or in the aggregate, a Material Adverse Effect; PROVIDED, HOWEVER, that any such violation or breach that occurs during a 15 business day extension of the Offer implemented in the event that the Shares tendered and not withdrawn pursuant to the Offer equal less than 90% but more than 75% of the outstanding Shares (on a fully diluted basis), shall be deemed not to constitute a Material Adverse Effect if such violation or breach shall be as a result of a decline in the financial performance or operations of the Company, so long as the Company has operated its business in accordance with the provisions of the Merger Agreement regarding "--Conduct of Business Pending the Merger," and otherwise consistent with its past practices;

    (g) by either Purchaser or the Company, if Company Stockholder Approval shall not have been obtained at the Stockholders Meeting, if required pursuant to the terms of the Merger Agreement.

    TERMINATION FEES AND EXPENSES. The Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, except as otherwise described below.

    The Merger Agreement provides that (i) the Company shall promptly reimburse the Parent or Purchaser, as the case may be, in the event that the Merger Agreement is terminated pursuant to subparagraphs (b), (c) or (f) of the preceding subsection ("Termination"), up to $1.5 million, and (ii) Parent or Purchaser shall promptly reimburse the Company in the event that the Merger Agreement is terminated pursuant to subparagraph (e) of the preceding subsection, up to $250,000, for all out-of-pocket expenses and fees (including, without limitation, fees and expenses payable to all Governmental Authorities, banks, investment banking firms and other financial institutions, and their respective agents and counsel, and all fees and expenses of counsel, accountants, financial printers, proxy solicitors, exchange agents, experts and consultants to Parent and its affiliates), whether incurred prior to, on or after the date of the Merger Agreement, in connection with the Merger and the consummation of all transactions contemplated by the Merger Agreement. The prevailing party in any legal action undertaken to enforce the Merger Agreement or any provision thereof shall be entitled to recover from the other party the costs and expenses (including attorneys' and expert witness fees and expenses) incurred in connection with such action.

    In addition, if the Merger Agreement is terminated pursuant to subparagraphs
(b), (c) or (f), Parent has the right to exercise its option (described in "Option Agreement" below) to acquire two of the Company's golf facilities and the right to exercise its option to acquire the Principal Stockholder's Shares (described under "Stockholders Agreement" below).

    CONFIDENTIALITY. The Merger Agreement provides that any corporate information, records, documents, descriptions or other disclosures of whatsoever nature or kind made or disclosed by any of the parties to the other parties, or to the authorized representatives thereof, or learned or discovered by such other party or by any representatives thereof in connection with the transactions contemplated by the Merger Agreement (whether prior to or after the date of the execution of the Merger Agreement) and not known by or available to the public at large, shall be received in confidence and none of the parties nor any such authorized representative shall disclose or make use of such information or authorize anyone else to disclose or make use thereof without the written consent of the other parties thereto, except (a) as necessary to consummate the transactions contemplated by the Merger Agreement or (b) as compelled by judicial or administrative process or by other requirements of applicable law including any disclosure under federal securities laws; PROVIDED, HOWEVER, that in the case of any disclosure contemplated pursuant to clause (b), the party seeking to disclose such information shall give the other parties reasonable prior written notice thereof in order to afford such other parties reasonable opportunity to seek a protective order or other limitation under such disclosure.

STOCKHOLDERS AGREEMENT

    As an inducement to Parent and Purchaser to enter into the Merger Agreement and to incur the obligations therein, the Principal Stockholder entered into a Stockholders Agreement with Purchaser and Parent, pursuant to which, provided that neither Parent nor Purchaser is then in material breach of the Merger Agreement and provided that there has not been issued an injunction which would prohibit the Principal Stockholder from tendering his shares, the Principal Stockholder agreed to validly tender (and not to withdraw), pursuant to and in accordance with the terms of the Offer, not later than the fifth business day after the receipt by the Principal Stockholder of the Offer, the 685,622 Shares owned by the Principal Stockholder on the date of the Stockholders Agreement, together with any Shares acquired by the Principal Stockholder after the date of the Stockholders Agreement (including pursuant to the exercise of Options) and prior to the termination of the Stockholders Agreement.

    In addition, the Principal Stockholder has agreed to grant Purchaser an option ("Stockholder Option") to purchase his Shares at a purchase price equal to $1.50 per Share, subject to adjustment, during the period commencing upon a termination of the Merger Agreement pursuant to clauses (b), (c) and (f) described in "Termination" above, and terminating on the date which is 270 days therefrom, so long as all applicable waiting periods under the HSR Act have expired or been waived and there has not been an injunction which would prohibit Purchaser from exercising the Stockholder Option. Prior to the earliest of (i) the Effective Time, (ii) 270 days from the date of the Stockholder Agreement, and (iii) the termination of the Merger Agreement as a result of a breach by Parent or Purchaser, Purchaser has a proxy to exercise the voting rights of the Principal Stockholder to vote for the Merger and against any other Acquisition Proposal.

OPTION AGREEMENT

    As a condition to their willingness to enter into the Merger Agreement and to make the Loan, Parent and Purchaser have requested that the Company agree, and the Company has agreed, to grant an option to Purchaser to acquire certain assets held by the Company, or certain Subsidiaries of the Company, for $2,000,000 and the assumption of up to $4,000,000 in indebtedness.

    GRANT OF OPTION. Pursuant to the Option Agreement ("Option Agreement"), dated December 23, 1997, among the Company, Parent and Purchaser, the Company granted to Purchaser an irrevocable option (the "Option") to purchase and acquire for two million dollars ($2,000,000) plus the assumption of up to four million dollars ($4,000,000) of liabilities ("Option Purchase Price"):

        (a) the Company's leasehold estate and other assets with respect to its facility located in Fremont, California, including, among other things, a driving range, pro shop and the right to build a 9-hole executive golf course (the "Fremont Facility");

        (b) all of the limited partnership interests held by the Company of Illinois Center Golf Partners L.P., an Illinois limited partnership (the "Owner"), which owns and operates a facility located in Chicago, Illinois, including, among other things, a driving range, club house and executive golf course (the "Chicago Facility," and, together with the Fremont Facility, the "Ranges"); and

        (c) all of the issued and outstanding capital stock held by the Company of MetroGolf Illinois Center, Inc., a Colorado corporation and Managing General Partner of the Owner (the "General Partner").

    So long as the Option remains in effect, the Company covenants and agrees that it shall not, and shall cause its Subsidiaries, including the General Partner and the Owner, not to, sell or dispose of, or enter into any agreement for the sale or disposition of, all or any part of the Ranges or the capital stock of the General Partner or the limited partnership interests of the Owner, and it will, and will cause its Subsidiaries, including the General Partner and the Owner, to conduct the operations at the Ranges according to their ordinary and usual course of business in a manner consistent with past practice and use its and their respective best efforts, with respect to the General Partner, the Owner and the Ranges, to preserve intact their current business organizations, keep available the services of current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, advertisers, distributors and others having business dealings with them and to preserve goodwill. Furthermore, so long as the Option remains in effect, the Company covenants and agrees that it shall, and shall cause its Subsidiaries, including the General Partner and the Owner, to, conduct its and their affairs and the operations at the Ranges in such a manner as to ensure that the representations and warranties of the Company, the General Partner and the Owner contained in the Option Agreement and in the applicable Purchase Agreements (as defined below) remain as true and correct as of the date of the exercise of the Option as they are as of the date of the Option Agreement.

    EXERCISE OF OPTION. The Option Agreement provides that, provided (a) any applicable waiting periods provided for under the HSR Act have expired, and (b) the Merger Agreement has terminated in accordance with clauses (b), (c) and (f) described in "Termination" above, Purchaser may exercise the Option at any time following such termination for a period ending on the sixtieth day after such termination. The Company shall appoint the Escrow Agent (as defined below) its agent for the receipt of notice (the "Exercise Notice") of exercise of the Option. The Exercise Notice shall specify that the Merger Agreement has terminated in accordance with clauses (b), (c) and (f) described in "Termination" above, and state that the Option is being exercised immediately after receipt by the Escrow Agent of such written notice in accordance with the terms of the Option Agreement. The closing of the purchase of the Ranges and all of the capital stock of the General Partner and the limited partnership interests of the Owner (the "Option Closing") shall take place on the third business day after the exercise of the Option or such other time, date and place as the parties thereto shall mutually agree.

    DELIVERY OF DOCUMENTS. (a) A purchase agreement with respect to the Fremont Facility, and a purchase agreement with respect to the capital stock and limited partnership interests of the General Partner and the Owner, respectively (each, a "Purchase Agreement", and, together, the "Purchase Agreements"), have been executed by all parties necessary to consummate the transactions contemplated in the Option Agreement and placed into escrow with United States Trust Company of New York (the "Escrow Agent"). The Purchase Agreements contain certain representations and warranties, covenants and indemnification obligations of the Company and the sellers. Certain other documents contemplated by the Purchase Agreements (the "Option Closing Documents") are to be executed by all parties thereto and delivered to the Escrow Agent on or before the close of business on January 9, 1998. The Purchase Agreements and the Option Closing Documents shall be delivered by the Escrow Agent to Purchaser on behalf of the Company in conformity with the Option Agreement and the escrow agreement with the Escrow Agent ("Escrow Agreement") and tender of payment to the Company of the Option Purchase Price (a portion of which may be paid by cancellation of the Note (as defined below)), as provided in the Option Agreement, or delivery of such payment to the Escrow Agent for the Company's account at the Option Closing with instructions to deliver such payment to the Company. The Escrow Agreement also provides that the Company may object to an Exercise Notice within five days of receipt thereof, in which case, the matter will be submitted to arbitration.

    (b) The Option shall terminate upon the Effective Date or upon the expiration of the Option pursuant to the Option Agreement.

LOAN AGREEMENTS

    In order to provide the Company with operating capital during the negotiations for the Merger Agreement, Parent agreed to lend the Company $150,000, evidenced by a Secured Promissory Note dated as of December 18, 1997 issued by the Company and secured by a Pledge and Security Agreement dated as of December 18, 1997, between the Company and Parent.

    Contemporaneously with the execution of the Merger Agreement, Parent agreed to lend the Company up to an additional $350,000 to pay certain of its operating expenses, which has been consolidated with the earlier loan of $150,000, to constitute the Loan.

    The Loan is evidenced by a Consolidated Secured Convertible Promissory Note ("Note") dated as of December 23, 1997 by the Company, and secured by the First Amended Pledge and Security Agreement ("Pledge Agreement") dated as of December 23, 1997 between the Company and Parent, which has superseded the Secured Promissory Note and the Pledge and Security Agreement.

    The Note provides that the principal amount of up to $500,000 will be payable with interest at 8% per annum, upon the terms and conditions set forth in the Note, in one lump sum, on the first to occur of (i) the Closing as defined in the Option Agreement after the exercise of the Option, (ii) the Effective Date, (iii) if the Merger Agreement is terminated or breached by the Company and such breach causes a Material Adverse Affect, the date of such termination or breach, and (iv) the later to occur of (a) the termination of the Offer and (b) April 21, 1998.

    Moreover, the Note provides that, if it is not paid in full on or prior to the due date, the principal amount thereof shall bear interest, commencing from the date thereof, at the rate of 12% per annum and all sums payable thereunder shall be due and payable upon demand. If (a) the Company defaults in making any payment thereunder when due or in performing any of the Company's other obligations under the Note, or (b) an "Event of Default" as defined in the Pledge Agreement occurs, then the outstanding balance then due thereunder shall accelerate and become due and payable on demand and the principal amount thereof shall bear interest at the rate of 12% per annum, commencing from the date thereof.

    The Note is convertible into a number of Shares equal to the principal amount of the Note divided by the then-effective Conversion Price (as defined in the Note). The Initial Conversion Price shall equal $1.00. The number of Shares issuable upon conversion of the Note and the Conversion Price may be adjusted from time to time as provided in the Note. The Note may be converted at the option of Parent at any time prior to its payment as to the whole or any lesser number of whole Shares, by the surrender of the Note (together with written notice as to the principal amount of the Note to be converted) to the Company. The Note may not be prepaid.

    To secure payment of the Note, the Company granted to Parent a security interest under the Uniform Commercial Code as adopted in Colorado, and under the terms of the Pledge Agreement in all the "Collateral" as defined in the Pledge Agreement. The Pledge Agreement provides that the Company grants to Parent a continuing perfected and first priority lien upon and security interest in, to and under all of the Company's right, title and interest in and to the Collateral, including any interest it has in the Owner or the General Partner. To further secure payment of the Note, the Company has entered into a Deed of Trust with Assignment of Rents as Additional Security, pursuant to which it has irrevocably granted, transferred and assigned to a trustee with power of sale, its leasehold estate relating to the Fremont Facility, and named Parent as beneficiary of such Deed of Trust. Also in connection with the issuance of the Note, the Company issued to Parent a Warrant ("Warrant"), exercisable at any time until its expiration on June 30, 1999, to purchase up to 500,000 Shares (subject to adjustment as provided in the Warrant), at a price of $1.00 per Share, subject to adjustment as provided therein. The Warrant shall not be redeemable by the Company. The Warrant may be sold, transferred, assigned or hypothecated at any time.

EMPLOYEE MATTERS

    In order to ensure the cooperation of certain key employees of the Company in connection with the consummation of the transactions contemplated by the Merger Agreement, Parent has entered into certain agreements and arrangements as follows:

        (a) Parent has agreed to use commercially reasonable efforts following the consummation of the Offer to obtain releases of all written personal guarantees made by Charles D. Tourtellotte, prior to December 23, 1997 of any indebtedness of the Company or its Subsidiaries, and to indemnify and hold Mr. Tourtellotte harmless from and against any liability he may incur that arises out of or relates to such guarantees as a result of a default under the debt underlying such guarantees by the Company or any of its Subsidiaries.

        (b) Parent has had discussions with Messrs. Tourtellotte and Finley, pursuant to which Parent is considering terminating the existing employment agreements of Messrs. Tourtellotte and Finley following the consummation of the Offer, and paying them an amount equal to the amount they would have received over the remaining terms of such agreements.

        (c) Parent has entered into employment letters with each of four current employees of the Company pursuant to which Parent has agreed to retain such employees upon the consummation of the Offer, at their current levels of compensation, including salary and bonuses, for a period of at least 90 days following the consummation of the Offer, in consideration for each such employee's agreement to honor his or her current employment arrangements in all respects and devote his or her full time and attention to his or her duties until such time as such 90-day period has expired. Upon the conclusion of such 90-day period, Parent intends to cause the Surviving Corporation to reevaluate its personnel requirements. At that time, the terms of the continued and future employment of such employees with the Surviving Corporation will be discussed and may be mutually agreed upon.

        (d) Parent has entered into letter agreements with each of Messrs. Tourtellotte and Finley, pursuant to which options to acquire an aggregate of 100,000 and 75,000 Shares, respectively, at an exercise price of $1.25 per share granted to Messrs. Tourtellotte and Finley on December 3, 1997, will be terminated if, in the reasonable discretion of Parent, either of Messrs. Tourtellotte or Finley has not used reasonable best efforts to assist Parent and Purchaser in consummating the Offer, including, without limitation, using his reasonable best efforts to effect the following prior to the consummation of the Offer: (i) elimination of the minority shareholder interest in the general partner of the Owner; (ii) elimination of the minority limited partner interests of the Owner and Goose Creek Golf Partners Limited Partnership; (iii) obtaining the consents of the Landlords and Mortgage Lenders as defined in Section 15; and (iv) renegotiating the terms of the Leases and the accounts payable in such manner as Parent shall request.

        (e) Parent has obtained agreements from certain employees of the Company holding options to purchase an aggregate of 454,500 Shares, that such employees will not, without the consent of Parent, exercise such options prior to the consummation of the Offer and that if such options are exercised after consummation of the Offer, such employees will vote in favor of the Merger. Accordingly, Shares underlying such options are deemed Excluded Shares for purposes of the Minimum Tender Condition.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) At a meeting held on December 21, 1997, the Board unanimously determined that the Offer and the Merger are in the best interests of the Company and its stockholders, authorized the Company to enter into the Merger Agreement, approved the Offer and the Merger, and agreed to recommend the acceptance of the Offer by the Company's stockholders. A form of letter to stockholders of the Company, dated December 30, 1997, from Mr. Tourtellotte, containing the recommendation of the Board, is filed as EXHIBIT 14 hereto and is incorporated herein by reference. The Offer is scheduled to expire at 5:00 P.M., New York City time, on January 29, 1998, unless the Offer is extended in accordance with the provisions of the Merger Agreement. The text of the press release issued by the Company and Parent announcing the execution of the Merger Agreement is filed as EXHIBIT 15 hereto and is incorporated herein by reference.

    (b) In reaching its conclusions described in paragraph (a) above, the Board at its meeting on December 19, 1997 considered presentations from, and reviewed the terms and conditions of the Merger Agreement with, senior executive officers of the Company, the Company's legal counsel, and Houlihan Lokey Howard & Zukin ("Houlihan Lokey").

    In reaching its conclusions, the Board considered a number of factors including, without limitation, the following:

        (i) Information with respect to the financial condition, results of operations and business of the Company, on both a historical and prospective basis, and current industry, economic and market conditions;

        (ii) The historical market prices and recent trading patterns of the Shares and the market prices and financial data relating to other companies engaged in the same businesses as the Company;

        (iii) The prices and premiums paid, and other terms, in other recent acquisition transactions, including acquisitions in the industries in which the Company does business;

        (iv) The lack of alternatives to the Offer and the Merger that might be available to the Company and its stockholders which were necessary to finance the Company's long-term growth plans;

        (v) The fact that the Purchaser has represented that it has sufficient financing to complete the Offer and the Merger, that the Offer is not conditioned on financing, and that the Purchaser's obligations are guaranteed by Parent; and

        (vi) The extremely dilutive nature and limited availability of short-term financing sources needed to fund the Company's immediate working capital needs particularly in light of the numerous corporate obligations that were in default.

    In analyzing the Offer and the Merger, the Board was assisted and advised by Houlihan Lokey which reviewed various financial and other considerations with the Board at its meeting on December 19, 1997. At such meeting, Houlihan Lokey rendered orally to the Board its opinion to the effect that the price of $1.50 cash per Share, payable in the Offer and the Merger, is fair to the stockholders of the Company from a financial point of view. Houlihan Lokey was retained by the Company to provide the Board of Directors an opinion as to whether the cash consideration of $1.50 per share, to be received by the Company's stockholders, in connection with the Offer and the Merger, is fair to the common stockholders of the Company, from a financial point of view.

    The complete text of Houlihan Lokey's opinion dated December 23, 1997 is attached hereto as Exhibit 16 and incorporated herein by reference. The summary of the analysis set forth below is qualified in its entirety by reference to such opinion. The stockholders are urged to read such opinion carefully in its entirety for a description of the procedures followed, the factors considered and the assumptions made by Houlihan Lokey.

    Houlihan Lokey's opinion did not recommend to the Board that any specific amount of consideration constituted the appropriate consideration for the Offer or the Merger. The amount to be paid for each share of Common Stock was based on negotiations between Purchaser and the Company.

    In connection with the preparation of its opinion, Houlihan Lokey conducted such other studies, analyses and inquiries as Houlihan Lokey deemed appropriate. Houlihan Lokey: (i) reviewed the Company's annual report to stockholders on Form 10-K for the fiscal year ended December 31, 1996 and the quarterly reports on Form 10-Q for the fiscal quarters ended September 30, 1996, March 31, 1997, June 30, 1997, and September 30, 1997; (ii) reviewed the draft Merger Agreement;
(iii) met with certain members of senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company; (iv) reviewed a forecast prepared by the Company's management with respect to the Company for the fiscal years ending December 31, 1998 through December 31, 2000; (v) reviewed the historical market prices and trading volume for the Common Stock; and (vi) reviewed publicly available financial data for certain companies that Houlihan Lokey deemed comparable to the Company, and publicly available prices and premiums paid in other transactions that Houlihan Lokey considered similar to the Merger.

    The forecast referred to in (iv) above was prepared by the Company and reflected management's views as to the possible future performance of the Company for the periods set forth above assuming the consummation of additional acquisitions and financings. The forecast was provided to Houlihan Lokey on a confidential basis and no portion thereof was adjusted by Houlihan Lokey in its analysis. Based upon the financing assumption underlying the forecasts, Houlihan Lokey determined that the forecast was not a relevant basis for determination of value.

    In assessing the fairness of the $1.50 per Share cash price to the Company's common stockholders Houlihan Lokey (i) analyzed the reasonableness of the Company's unaffected stock price, giving consideration to the Company's past performance and current financial position, among other relevant factors, and
(ii) analyzed the reasonableness of the premium being offered in the Offer and Merger relative to the Company's unaffected stock price.

    In analyzing the trading activity in the Shares, Houlihan Lokey analyzed the Company's daily closing stock price and volume from October 18, 1996 to December 18, 1997. As part of this analysis, Houlihan Lokey calculated the ratio of the Company's average daily volume (over the most recent 365 days) to the Company's float and total share outstanding, and compared it to similar ratios of other publicly traded companies.

    Houlihan Lokey calculated market multiples for the Company, on a risk adjusted basis, based upon relationships between market pricing of capital and assets, revenues and book value. Houlihan Lokey reviewed historical stock price and volume information, and considered the recent trading price of the Shares to be the most relevant indication of its fair market value. Specifically, the range of prices and median price of the Shares during the period since the Company's filing on November 17, 1997 of its 3rd fiscal quarter Quarterly Report on Form 10-QSB, was considered most relevant. Multiples were determined through an analysis of certain publicly traded companies, selected on the basis of operational and economic similarity with the principal business operations of the Company. Accordingly, for purposes of the market multiple approach Houlihan Lokey selected two such public companies: Parent and Golden Bear Golf. Asset, revenue and book value multiples were calculated for the comparative companies based upon daily trading prices. A comparative risk analysis between the Company and the public companies formed the basis of the selection of appropriate risk adjusted multiples for the Company. The risk analysis incorporated both quantitative and qualitative risk factors which relate to, among other things, the nature of the industry in which the Company and other comparative companies are engaged and the relative investment risk characteristics of the Company and the comparables. Houlihan Lokey's market analysis yielded a valuation in the range of $.90 to $1.40 per share.

    The Company has substantially more financial leverage than its peer group and (i) currently has negative operating cash flow which it is funding through delayed payments to vendors and lenders and (ii) if current levels of cash flow (negative) from operations continue in the future, it is unlikely that the Company will be able to repay or refinance its approximately $12.0 million of senior debt, a significant portion of which is due in the 1998-2001 period.

    In determining whether the proposed price is fair, Houlihan Lokey analyzed the acquisition multiples paid in acquisitions of companies with the same SIC code as the Company's. In its study, Houlihan Lokey identified fifty-five transactions of public and private companies that were announced between November 1, 1992 and December 5, 1997. Of the fifty-five announced transactions, none were publicly traded companies with publicly available disclosure; however, three were privately held companies with publicly available disclosure. These three were Parent acquisitions.

    As part of this analysis, Houlihan Lokey calculated the multiples of the total enterprise value (based on the offer price) to the latest quarter assets ("TIC/Assets") and total enterprise value (based on the offer price) to the latest twelve months' revenue ("TIC/Revenue"). These are the only meaningful pricing indications due to the Company's lack of earnings and cash flow.

    Houlihan Lokey concluded that the most relevant Parent acquisition was Leisure Complexes ("LC"), based upon its level of assets and revenues. The business operations and facilities of LC were much more diverse, including year round indoor entertainment. In addition, LC had positive EBITDA and EBIT.

    Houlihan Lokey analyzed 12 month median acquisition premiums (the difference between acquisition price and unaffected trading price) paid for all companies from June 30, 1993 to December 31, 1996 and during the nine months ended September 30, 1997, which ranged from a low of 27.0 percent to a high of 36.0 percent. Due to the Company's significant operating losses, which were continuing as of September 30, 1997, Houlihan Lokey researched transactions wherein the acquired companies had negative pretax cash flow. Since 1993, the median acquisition premium for companies with negative pretax cash flow was 23%. The median acquisition premium paid for companies with negative pretax cash flow was 10.5% in the most recent period, January 1, 1997 to September 30, 1997. The acquisition premium implied by the offer price of $1.50 per share for the Company is approximately 20.0%, based upon the current public market price of $1.25 per share.

    Houlihan Lokey was not requested to, and did not, solicit third party indications of interest with respect to the acquisitions of all or any part of the Company.

    Houlihan Lokey relied upon and assumed, without independent verification, that the financial forecast provided to it had been reasonably prepared and reflected the best then currently available estimate of the future financial results and condition of the Company and that, except as otherwise set forth in the Merger Agreement, there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements (September 30, 1997) made available to it.

    Houlihan Lokey did not independently verify the accuracy and completeness of the information supplied to it with respect to the Company and did not assume any responsibility with respect to it. Houlihan Lokey did not make any physical inspection or independent appraisal of any of the properties or assets of the Company. Houlihan Lokey's opinion is based on business, economic market and other conditions as they exist and can be evaluated by it at the date of its opinion.

    Houlihan Lokey is a nationally recognized investment banking firm with special expertise in, among other things, valuing businesses and securities and rendering fairness opinions. Houlihan Lokey is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, private placements of debt and equity, corporate reorganizations, employee stock ownership plans, corporate and other purposes. The Company selected Houlihan Lokey because of its experience and expertise in performing valuation and fairness analysis. Houlihan Lokey does not beneficially own, nor has it ever beneficially owned, any interest in the Company.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Houlihan Lokey is acting as the Company's financial advisor in connection with the Offer and the Merger. Pursuant to its agreement with the Company, Houlihan Lokey is entitled to fees of $125,000 regardless of the outcome of the Offer or the Merger. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify it against certain liabilities.

    Except as set forth above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) No executive officer or director has purchased or sold any Shares or exercised any stock options within the past 60 days. Neither the Company nor any subsidiary or affiliate thereof has purchased or sold any Shares within the past 60 days. As described in Item 3(b) above, the Company granted options, including grants to certain of its executive officers and directors, on December 3, 1997.

    (b) Pursuant to the Stockholders Agreement described above, Mr. Tourtlellotte has agreed to tender all shares currently owned by him. Other than the foregoing, to the best knowledge of the Company, each of the Company's other executive officers and directors who own shares presently intends to tender his Shares pursuant to the Offer, although to the Company's best knowledge no such executive officers or directors have any agreement to so tender. Reference is also made to the Stockholders Agreement referred to in Item 3(b)(2), which is attached as EXHIBIT 2 hereto.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

   (a) On December 23, 1997, the Company, Purchaser and Parent entered into the Merger Agreement and the related agreements described in Item 3(b) above.

    The Merger Agreement provides that, until such time as Parent's designees shall constitute a majority of the members of the Board of Directors of the Company, the Company shall not, and shall not permit any of the Subsidiaries, or any of its or their officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of the Subsidiaries) to, directly or indirectly, enter into, solicit, initiate or continue any discussions or negotiations with, or provide any information to, or otherwise cooperate in any other way with, any corporation, partnership, person or other entity or group (each, a "Third Party"), concerning any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal (as defined in Item 3(b) above); PROVIDED that the Board of Directors of the Company may, in the event of an unsolicited Acquisition Proposal, engage in negotiations or discussions with, or provide information or data to, any Third Party relating to an Acquisition Proposal if (i) the Acquisition Proposal is a bona fide fully financed written offer submitted to the Company's Board of Directors and such Board of Directors, after consulting with a nationally recognized investment bank, determines that such Acquisition Proposal is a Superior Proposal (as defined below) and (ii) the Company's Board of Directors determines, after having received the written opinion of outside legal counsel to the Company, that the failure to engage in such negotiations or discussions or provide such information would result in a breach of the fiduciary duties of the Board of

Directors of the Company under applicable law. Then, in such event, the Board of Directors may withdraw or modify its approval or recommendation of the Offer, this Agreement or the Merger, approve or recommend the Superior Proposal or terminate the Merger Agreement. Parent shall have the right to match any such Superior Proposal, and have such matching proposal immediately accepted by the Company for five (5) business days after Parent is informed of the necessary determination in clauses (i) and (ii) of the preceding sentence with respect to such Superior Proposal. Any information furnished to any Third Party in connection with an Acquisition Proposal shall be provided pursuant to a confidentiality agreement in customary form. Subject to all of the foregoing requirements, the Company will immediately notify Parent orally and in writing if any discussions or negotiations are sought to be initiated, any inquiry or proposal is made, or any information is requested by any Third Party with respect to any Acquisition Proposal or which could lead to an Acquisition Proposal and immediately notify Parent of all material terms of any proposal which it may receive in respect of any such Acquisition Proposal, including the identity of the Third Party making the Acquisition Proposal or the request for information, if known, and thereafter shall inform Parent on a timely, ongoing basis of the status and content of any discussions or negotiations with such a Third Party, including immediately reporting any material changes to the terms and conditions thereof. The Company shall, and shall cause the Subsidiaries, and will use its best efforts to ensure their respective officers, directors, employees, investment bankers, attorneys, accountants and other agents to, immediately cease and cause to be terminated all discussions and negotiations that have taken place prior to the date hereof, if any, with any Third Parties conducted heretofore with respect to any Acquisition Proposal.

   Except as described under Item 3(b) or above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    The following Exhibits are filed herewith:

Exhibit 1--  Agreement and Plan of Merger dated as of December 23, 1997 by and among
             Parent, Purchaser and the Company.
Exhibit 2--  Stockholders Agreement dated as of December 23, 1997 by and among Charles D.
             Tourtellotte, Parent and Purchaser.
Exhibit 3--  Option Agreement dated as of December 23, 1997 among the Company, Parent and
             Purchaser.
Exhibit 4--  Consolidated Secured Convertible Promissory Note dated as of December 23, 1997 by the Company in the amount of $500,00.
Exhibit 5--  First Amended Pledge and Security Agreement dated as of December 23, 1997 by and between the Company and Parent.
Exhibit 6--  Share Purchase Warrant to purchase 500,00 shares.
Exhibit 7--  Form of option letter from employees.
Exhibit 8--  Option letter to Charles D. Tourtellotte dated December 23, 1997.
Exhibit 9--  Option letter to J.D. Finley dated December 23, 1997.
Exhibit      Indemnity letter for Charles D. Tourtellotte dated December 23, 1997.
10--
Exhibit      Form of employee retention letter
11--
Exhibit      Employment Agreement between the Company and Charles D. Tourtellotte effective
12--         as of January 1, 1996.

Exhibit      Employment Agreement between the Company and J.D. Finley effective as of
13--         January 1, 1996.
Exhibit      Form of letter, dated December 31, 1997 from Charles D. Tourtellotte, Chairman
14--         of the Board and President of the Company to the stockholders of the Company, with regard to the Offer.*
Exhibit      Press release issued by Parent, Bidder and the Company dated December 24,
15--         1997.
Exhibit      Opinion of Houlihan Lokey Howard & Zukin dated December 23, 1997.*
16--
Exhibit      Pages 8 through 12 of the MetroGolf Incorporated Proxy Statement dated May 9,
17--         1997 for its 1997 Annual Meeting of Stockholders.
Exhibit      Press Release of the Parent, dated December 31, 1997.
18--
Exhibit      Amendment Agreement among Parent, Purchaser and the Company, dated as of
19--         December 23, 1997.

------------------------

*   Being mailed to stockholders with this Statement on Schedule 14D-9.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 31, 1997

                                METROGOLF INCORPORATED

                                By:         /s/ CHARLES D. TOURTELLOTTE
                                     -----------------------------------------
                                              Charles D. Tourtellotte
                                        CHAIRMAN OF THE BOARD AND PRESIDENT

                                                                         ANNEX I

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about December 30, 1997 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 to the holders of record of shares of common stock, without par value, of MetroGolf Incorporated (the "Company") Capitalized terms not otherwise defined herein shall have their defined meanings from the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority or more of the seats on the Company's Board. Set forth below pursuant to Rule 14f-1 of the SEC is certain information with respect to the Purchaser's intended designees for director (the "Designees"). The information contained herein concerning Purchaser and the Designees has been furnished to the Company by Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information, or for the accuracy or completeness of the statements contained in the Offer to Purchase or the Schedule 14D-1, including any amendments thereto, filed by Purchaser. The principal executive office of Purchaser is located at 225 Broadhollow Road, Melville, New York 11747.

                                   THE SHARES

    As of December 23, 1997, there were 4,434,607 Shares outstanding, all of one class and each entitled to one vote, owned by 100 stockholders of record.

                     THE BOARD OF DIRECTORS OF THE COMPANY

    The Board is elected each year by the stockholders of the Company at the annual meeting of stockholders and, once elected, directors serve for a term of one year. There are presently five (5) members of the Board.

THE DESIGNEES

    It is expected that, as soon as practicable after the date on which Purchaser acquires at least a majority of the outstanding Shares on a fully diluted basis excluding (a) shares underlying any options, warrants, convertible notes or contract rights with an exercise price per share of $2.00 or greater and (b) shares underlying options or warrants if the holders thereof have agreed
(i) not to exercise or convert such options or warrants prior to the consummation of the Offer and (ii) to vote in favor of the Merger if such options or warrants are exercised or converted following the consummation of the Offer, (A) the Company's directors will enlarge the Board to eight directors and elect the Designees to the Board to take office as directors effective upon their election and to serve until the next meeting of stockholders for the election of directors and until their successors are duly elected and qualified, and (B) the Company will secure the resignations of a sufficient number of directors (I.E., at least two) to enable the Designees to constitute a majority of the Board.

    The Designees will be Dominic Chang, James Ganley, Jimmy C.M. Hsu, Krishnan
P. Thampi and Yupin Wang. At least two of the five current directors will resign from the Board. Those directors of the Company who will be asked to resign will be chosen by the Company provided that two of the three remaining directors shall be independent directors under any applicable rules of the Boston Stock Exchange or the NASDAQ Market. It is currently anticipated that Charles D. Tourtellotte will be one of the three directors to remain on the Board.

    None of the executive officers and directors of Purchaser currently is a director of, or holds any position with, the Company. To the best knowledge of Purchaser, none of their respective directors or executive officers or any of their respective associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company, and except as set forth in the Offer to Purchase, none has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC.

    The following tables sets forth the name, business address, principal occupation or employment at the present time and during the last five years, and the name of the corporation or other organization in which such occupation or employment is or was conducted, of the Designees.

    The name, business address, present principal occupation or employment and five-year employment history of each Designee and certain other information are set forth below. The address of each Designee is Family Golf Centers, Inc., 225 Broadhollow Road, Melville, New York 11747. Unless otherwise indicated, each occupation set forth below an individual's name refers to employment with Parent. All directors and executive officers listed below are citizens of the United States. Unless otherwise indicated, each such person has held his or her present occupation as set forth below, or has been an executive officer of Parent, or the organization indicated, for the past five years.

    DOMINIC CHANG has been the Chairman of the Board, Chief Executive Officer and President of Parent and its predecessors since 1991. From 1989 to 1992, Mr. Chang was a Senior Vice President and Sector Executive for Corporate Real Estate and General Services for The Bank of New York. He was responsible for the acquisition, management and disposition of The Bank of New York's properties worldwide, facilities design and construction, security and centralized administrative services. Mr. Chang previously has over 15 years banking experience with Bankers Trust and Irving Trust Company. He has a Masters Degree in Industrial Engineering from New York University and a Bachelors Degree from the State University of New York at Stonybrook.

    JAMES GANLEY has been a director of Parent since 1994. From October 1988 until his retirement in 1990, Mr. Ganley was a Senior Executive Vice President of The Bank of New York. Mr. Ganley was a member of the Senior Management Steering Committee at The Bank of New York and was directly responsible for the mergers of the systems, products and operations of The Bank of New York with Irving Trust Company. Prior to 1988, Mr. Ganley had held various executive positions at Irving Trust Company and was Group Executive responsible for Banking Operation activities, which comprised 13 divisions. He was also a member of Irving Trust Company's Senior Executive Management Committee. Mr. Ganley received a Bachelors Degree in Economics from New York University and was a participant in Harvard University's program for management development.

    JIMMY C.M. HSU has been a director of Parent since 1994. From 1995 until 1996, Mr. Hsu was the Vice Chairman of Russ Berrie and Company, Inc. ("Russ Berrie"), a New York Stock Exchange listed company which manufactures and distributes toys and gifts to retail stores. Mr. Hsu joined Russ Berrie in 1979 as Vice President, Far East Operations. In 1987, he was appointed Senior Vice President and Director of World-Wide Marketing of Russ Berrie. In 1991, he was elected to the board of Russ Berrie and was appointed to the position of Executive Vice President. In 1995, Mr. Hsu became Vice Chairman of Russ Berrie. Mr. Hsu is currently an independent investor.

    KRISHNAN P. THAMPI has been the Chief Financial Officer, Chief Operating Officer, Executive Vice President, Assistant Secretary, and Treasurer of Parent and its predecessors since 1992. He became a director of the Company in 1994. From 1989 to 1992, he was a Senior Vice President for Administrative Services at The Bank of New York. From 1988 to 1989, he was a Senior Vice President for Systems Services at Irving Trust Company. He also performed controller and personnel management functions while at Irving Trust Company. Mr. Thampi has a Masters Degree in Business Administration from Columbia University and a Bachelors Degree in Engineering from McGill University.

    YUPIN WANG has been a director of Parent since 1994. Mr. Wang is currently the President of W W International, a worldwide management consulting firm. Prior to establishing W W International in 1992, Mr. Wang was a member of the executive management team of International Business Machines Corp. ("IBM") from 1962 to 1992. He had held various positions at IBM, including Director of Marketing Operations, Director of Marketing Strategy and Director of Customer Satisfaction. As Director of Customer Satisfaction, he established IBM's Customer Satisfaction Management System, which contributed to IBM Rochester winning the Malcolm Baldrige Award. Mr. Wang received a Bachelors Degree in Economics from National Taiwan University and Masters Degrees from Oklahoma State University and New York University.

CURRENT DIRECTORS

    The names and ages, along with certain biographical information, of the executive officers and Directors of the Company are as follows:

NAME                                                       AGE      POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
Charles D. Tourtellotte..............................          42   Chairman of the Board; President
J.D. Finley..........................................          40   Executive Vice President; Chief Financial Officer and
                                                                    Secretary
Craig M. Sloan.......................................          50   Vice President--Operations
Steven R. Dyer.......................................          43   Vice President -- Acquisitions
Ernie Banks..........................................          65   Director
Jack F. Lasday.......................................          40   Director
Michael S. McGetrick.................................          36   Director
Robert Winsor, IV....................................          41   Director

    The members of the Board of Directors hold office until the next annual meeting of stockholders or until their successors have been elected and qualified. Officers are appointed by, and serve at the pleasure of, the Board of Directors. The following is a description of the Company's current Directors and executive officers.

    CHARLES D. TOURTELLOTTE. Mr. Tourtellotte is the President and Chairman of the Board. Mr. Tourtellotte directs the development, acquisition and management of the golf assets of the Company and the raising of debt and equity capital for the Company's golf facilities portfolio. Prior to forming the Company in 1992, Mr. Tourtellotte co-founded and served as a director and president of Dye Equity Incorporated ("DEI"), the golf course acquisition and development subsidiary of Dye Designs, from January 1989 to December 1991. Dye Designs is a golf course design and development firm headed by Perry Dye, son of renowned golf course architect Pete Dye. During his tenure at DEI, Mr. Tourtellotte was responsible for acquisition and development of golf and related real estate assets and sourced debt, equity, and joint venture financing for DEI's and its clients' portfolios. From 1984 to 1989, Mr. Tourtellotte served as Senior Vice President of Acquisitions for Johnstown American Companies, then one of the nation's largest real estate investment and property management firms. Earlier, he served as senior acquisition/investment officer at two national real estate companies, Consolidated Capital Corporation and Robert A. McNeil Corporation.

    J.D. FINLEY. Mr. Finley, Executive Vice President and Chief Financial Officer, coordinates all financial functions of the Company, including management and disbursement of development and acquisition funds for the Company and its affiliated entities. Mr. Finley also provides due diligence analysis and assistance in structuring proposed asset acquisitions and development projects. In addition, Mr. Finley assists Mr. Tourtellotte in managing the day-to-day affairs of the Company. Prior to joining the Company in September 1994, Mr. Finley, a CPA, was a stockholder and director of Mitchell Finley and Company, P.C. ("Mitchell Finley"), a Denver-based certified public accounting firm. A portion of Mr. Finley's time while with Mitchell Finley was devoted to servicing the Company's account as a tax consultant. Prior to joining Mitchell Finley in 1990, Mr. Finley was a stockholder and director of the accounting firm of Shenkin Kurtz Baker and Company, P.C. Previous to his employment with Shenkin Kurtz Baker and Company, P.C. from 1985 to 1990, Mr. Finley was a manager with the international accounting firm of Deloitte Haskins & Sells (now Deloitte & Touche) from 1979 to 1985.

    CRAIG M. SLOAN. Mr. Sloan is a Class A member of the PGA of America with more than twenty-eight years experience in all phases of golf facility management. From 1991 through joining the Company in 1997, Mr. Sloan was the Vice President/Director of Golf Facilities Management of First Golf Corporation headquartered in Tempe, Arizona where he headed up the Management Division. He is the former Head Golf Professional of Leisure World Country Club in Mesa, Arizona, and the Dobson Ranch Municipal Golf Course in Mesa. He was Director of Golf at Apache Wells Resort and Country Club in Mesa, Arizona for six years. Mr. Sloan has served on the Board of Directors of the Southwest Section of the PGA of America for twenty-one years and as its President for six years. He is a two-time winner of the Professional of the Year award for the Southwest Section and a member of the Golf Course Superintendents Association and the Club Managers Association of America.

    STEVEN R. DYER Mr. Dyer joined the Company in June of 1997 to facilitate the acquisitions and development of golf assets for the Company's portfolio. Immediately prior to joining the Company, Mr. Dyer was Vice President at Equitable Real Estate, the nation's largest pension fund advisor, where he was Asset Manager for almost nine years. Mr. Dyer has over 19 years of diverse and successful real estate experience including acquisitions, dispositions, strategic planning, negotiations, value enhancement and asset and construction management. Mr. Dyer is a Certified Property Manager (CPM) with the Institute of Real Estate Management, a licensed Real Estate Broker in Colorado, and licensed Real Estate Sales Agent in Utah.

    ERNIE BANKS. Ernie Banks is a Director of the Company and was an all-star shortstop and first basemen for the Chicago Cubs Baseball Club for 19 years, retiring in 1971. Mr. Banks was elected to the Baseball Hall of Fame in 1977. Since 1991, Mr. Banks has been the owner and chief executive officer of Ernie Banks International, Inc., a sports marketing and promotions firm located in Chicago, and Community Relations Director for the Chicago Cubs.

    JACK F. LASDAY. Mr. Lasday is a Director of the Company and Senior Vice President -- Investment of Prudential Securities. Prior to joining Prudential Securities in September 1994, he was Senior Vice President at Rodman & Renshaw, Inc., where he was employed from 1982 to 1994. Mr. Lasday is director of Gateway Foundation and a member of the Illinois C.P.A Society and the American Institute of Certified Public Accountants.

    MICHAEL S. MCGETRICK. Mr. McGetrick is a Director of the Company. Mr. McGetrick, a PGA Class A Member, has been the Director of Instruction at the Meridan Golf Learning Center in Denver, Colorado since 1993. From 1991 to 1993, he was the head teaching professional at Cherry Hills Country Club in suburban Denver, Colorado. He has also served as head teaching professional at a number of other country clubs and golf facilities and coaches a number of players on the PGA and LPGA Tours. Mr. McGetrick has published several instructional articles in national golf magazines. He was named by Golf Magazine as one of the top 100 teaching professionals in America in 1996.

    ROBERT WINSOR, IV. Mr. Winsor is a Director of the Company. Mr. Winsor is Director and Executive Producer of Broadcast Publicity at The CBS Broadcast Group in New York. In addition to his responsibilities with The CBS Broadcast Group, Mr. Winsor has produced a number of corporate sales programs for national and regional companies and has produced national satellite media tours that help companies deliver their messages or product to targeted areas. Before joining the CBS Television Network in 1991 to produce news stories, Mr. Winsor worked for ABC News in Boston for eight years, where he produced over 150 sports features and profiles.

                         BOARD MEETINGS AND COMMITTEES

    The members of the Company's Board of Directors are not presently compensated directly for their service to the Company. Messrs. Lasday and Banks have each received warrants to purchase 8,152 Shares at an exercise price of $2.23 per Share. Messrs. McGetrick and Winsor have each received options to purchase 5,000 Shares at an exercise price of $1.50 per Share. In addition, outside directors are compensated for their reasonable expenses in attending meetings of the Board of Directors.

    During the Company's fiscal year ended December 31, 1996, the Board of Directors met twice and acted by unanimous written consent five times. Significant matters were informally discussed among the Directors before the consent were signed.

    The Board of Directors established an Audit Committee and a Compensation Committee at a meeting held on February 14, 1997. The members of the Audit Committee are Jack Lasday, Michael S. McGetrick and Charles D. Tourtellotte. The functions of the Audit Committee are to review and approve the selection of, and all services performed by, the Company's independent accountants, to meet and consult with, and to receive reports from, the Company's independent accountants, and to review and act or report to the Board of Directors with respect to the scope of audit procedures, accounting practices, and internal accounting and financial controls of the Company.

    The members of the Compensation Committee are Michael S. McGetrick, Robert Winsor and Charles D. Tourtellotte. The functions of the Compensation Committee are to review and approve annual salaries and bonuses for all executive officers and review, approve and recommend to the Board of Directors the terms and conditions of all employee benefit plans or changes thereto and administer the Company's Employee Stock Option Plan and bonus plan, if any.

    The Audit and Compensation Committees did not have any meetings during fiscal 1996 as they were not yet formed. The Company does not have a Nominating Committee.

                             EXECUTIVE COMPENSATION

    The following table sets forth the compensation paid or accrued by the Company to the Chief Executive Officer and the only other officer of the Company who received compensation in excess of $100,000 for services rendered to the Company in all capacities during the three fiscal years ended December 31, 1996, 1995 and 1994.

                           SUMMARY COMPENSATION TABLE

                                                                                                                LONG-TERM
                                                                                                              COMPENSATION
                                                                                                              -------------
                                                                   ANNUAL COMPENSATION                          SHARES OF
                                              --------------------------------------------------------------  COMMON STOCK
                                                                                           OTHER ANNUAL        UNDERLYING
NAME AND PRINCIPAL POSITION                    FISCAL YEAR    SALARY      ($)BONUS        ($)COMPENSATION      WARRANTS(#)
--------------------------------------------  -------------  ---------  -------------  ---------------------  -------------
Charles D. Tourtellotte.....................         1996      250,000       --                 --                125,000(1)
Chairman of the Board                                1995      180,000       --                     --             48,860
  and President                                      1994      180,000       --                     --             --
J.D. Finley.................................         1996      175,000       --                 --                125,000(1)
Executive Vice President                             1995      120,000       --                     --             48,860
  and Chief Financial Officer                        1994       30,000(3)      --                   --                 --


                                                 ALL
                                                OTHER
NAME AND PRINCIPAL POSITION                     COMP.
--------------------------------------------  ---------
Charles D. Tourtellotte.....................     --
Chairman of the Board                           125,000(2)
  and President                                  --
J.D. Finley.................................     --
Executive Vice President                         --
  and Chief Financial Officer                    --

------------------------

(1) See table "Warrant/Option/SAR Grants in Last Fiscal Year" below.

(2) Mr. Tourtellotte is entitled to receive $125,000 of compensation upon receipt by the Company of the $125,000 contingent portion of its fee in connection with the development of Illinois Center Golf. This $125,000 is payable by Illinois Center Golf Partners, L.P. ("ICGP") upon the complete repayment of capital to the limited partner investors, plus a preferred return of 15% per annum. Because of this financial structure, this payment is not expected to be received before 1999, if at all.

(3) Mr. Finley joined the Company in September 1994.

    WARRANT/OPTION/SAR GRANTS IN LAST FISCAL YEAR Individual Grants Percentage of Total Number of Warrants / Securities Options Underlying Granted to Exercise Warrants / Employees of Base Options in Fiscal Price Name Granted Year

($/sh)     Expiration      Charles D. Tourtellotte
           Date                                                125,000         38% $    1.50  September 15, 2006
                           J.D. Finley                         125,000         38% $    1.50  September 15, 2006

    Sixty percent (75,000) of each of Mr. Tourtellotte's and Mr. Finley's options described above are vested and exercisable as of the date hereof. The remaining options vest and are exercisable as follows: 50% upon the closing market price of the Shares exceeding $2.70 per Share for a period of five consecutive trading days; and the last 50% upon the closing market price of the Shares exceeding $3.00 per Share for a period of five consecutive trading days. All such options will vest upon consummation of the Offer. The vesting schedule described above is referred to herein as the "Executive Option Plan Vesting Schedule."

                              EMPLOYMENT CONTRACTS

    Charles D. Tourtellotte. Effective January 1, 1996, Mr. Tourtellotte entered into a three-year employment agreement to serve as President of the Company, which expires December 31, 1998. Such agreement provides for an annual salary of $250,000, payable semi-monthly in arrears, plus such bonuses as the Board of Directors of the Company may from time to time approve. The agreement provides for certain athletic club memberships and allowances for an automobile, parking and other perquisites as from time to time are made available to the Company's executive officers. The agreement is terminable by the Company for "Cause," which includes conduct which causes material harm to the Company, willful and continued absence of employee (other than by reason of disability or death), employee's abandonment of his duties and responsibilities, conviction of the employee for a felony involving moral turpitude or fraud, misappropriation or embezzlement of corporate funds. The agreement also has a non-compete clause for a period of one year immediately following the cancellation or termination of the agreement for any reason. In the event of termination by reason of death or disability and provided the Company has otherwise provided Mr. Tourtellotte with life or disability insurance or other benefit plan for such occurrence, the Company is required to pay Mr. Tourtellotte or his estate severance pay equal to six months' salary.

    J.D. Finley. Effective January 1, 1996, Mr. Finley entered into a three-year employment agreement to serve as Executive Vice President and Chief Financial Officer of the Company, which expires December 31, 1998. Such agreement provides a salary to Mr. Finley of $175,000 per year, plus such bonuses as the Board of Directors of the Company may from time to time approve. The agreement provides for payment of monthly dues for membership at a country club and an allowance for a cellular phone, parking and other perquisites as from time to time are made available by the Company to its executive officers. The agreement is terminable by the Company for "Cause," as described above. The agreement also has a non-compete clause for a period of one year immediately following the cancellation or termination of the agreement. In the event of termination by reason of death or disability and provided the Company has not otherwise provided Mr. Finley with life or disability insurance or other benefit plan for such occurrence, the Company is required to pay Mr. Finley or his estate severance pay equal to six months' salary.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

    The following information as to the ownership of Common Stock is as of December 20, 1997.

                      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
-------------------------------------------------------------------------------------------
                                                                 AMOUNT AND
                                                                  NATURE OF
                                                                 BENEFICIAL    PERCENT OF
NAME AND ADDRESS                                                    OWNER         CLASS
---------------------------------------------------------------  -----------  -------------
Charles Tourtellotte...........................................     910,622(1)        19.5%
MetroGolf Incorporated
  1999 Broadway
  Suite 2435
  Denver, CO 80202
J.D. Finley....................................................     258,493(2)         5.5%
MetroGolf Incorporated
  1999 Broadway
  Suite 2435
  Denver, CO 80202
Mike McGetrick, Director.......................................       5,000(3)         0.1%
Robert Winsor, IV, Director....................................       5,000(3)         0.1%
Ernie Banks, Director..........................................       8,152(3)         0.2%
Jack F Lasday, Director........................................      13,206(3)         0.3%
All Officers and Directors as a Group..........................   1,200,473          25.7%
John W. McCall.................................................     379,500(4)         8.6%
Et al., Investment Group
  c/o John W. McCall
  Round Hill Securities
  3201 Danville Blvd.,
  #100
  Alamo, CA 94507
Family Golf Centers, Inc.                                         1,910,622(4)        33.8%
  225 Broad Hollow Road
  Melville, New York 11747

------------------------

(1) Includes 685,622 primary Shares and 225,000 Shares underlying options which will vest upon a change in control such as the consummation of the Offer. Such Shares are subject to the Stockholders Agreement referred to in footnote (5).

(2) Includes 6,050 primary Shares and 252,443 Shares underlying options which will vest upon the consummation of the Offer.

(3) No primary shares held. Reflects options which will be vested upon the consummation of the Offer.

(4) Reflects Shares reported in Schedule 13D filed on October 16, 1997.

(5) Represents (a) 500,000 Shares underlying a convertible note, (b) 500,000 Shares underlying warrants, (c) 685,622 Shares owned by Mr. Tourtellotte and subject to an agreement (the "Stockholders Agreement") pursuant to which Mr. Tourtellotte has agreed to tender such Shares in the Offer and has granted Parent an option and a proxy to such Shares and (d) 225,000 Shares underlying an option owned by Mr. Tourtellotte which Shares, upon exercise of such options, are subject to the provisions of the Stockholders Agreement referred to in (c) above.

    The following forms were filed late:

J.D. Finley..................................  Form 3 and Form 5 relating to such Form 3 for a single transaction.
James Dignan.................................  Form 3 and Form 5 relating to such Form 3 for a single transaction.
Ernie Banks..................................  Form 3 and Form 5 relating to such Form 3 for a single transaction.
Jack Lasday..................................  Form 3 and Form 5 relating to such Form 3 for a single transaction.
Michael McGetrick............................  Form 3 and Form 5 relating to such Form 3 for a single transaction.
Robert Winsor IV.............................  Form 3 and Form 5 relating to such Form 3 for a single transaction.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Charles Tourtellotte, President of the Company, is indebted to the Company, in the in the amount of $89,215 as of December 23, 1997. From time to time, the Company has made loans to Mr. Tourtellotte against deferred compensation or in anticipation, but in advance, of Mr. Tourtellotte earning bonus or other extraordinary compensation. Such loans were made for the bona fide business purposes of inducing Mr. Tourtellotte to continue to devote substantial time to the Company and allowing the Company to continue to defer payment of his compensation thus increasing the Company's available cash. These loans are evidenced by a note agreement. The note bears interest at 0% per annum and is due on demand. The total original principal amount of these loans is $152,638 and as of December 23, 1997, the outstanding balance on the note was $89,215. Mr. Tourtellotte has paid the required amounts under the loans when due. Mr. Tourtellotte's employment contract also specifies that any unpaid balance on the note must be repaid from the $125,000 Mr. Tourtellotte may receive upon receipt of the contingent portion of the Company's development fee for ICGP described under "Executive Compensation." This $125,000 is payable by ICGP upon the complete repayment of capital to the limited partner investors, plus a preferred return of 15% per annum. Because of this financial structure, this payment is not expected to be received before 1999, if at all. Any further loans to Mr. Tourtellotte will be approved by the Board of Directors and will be made only if the aggregate of all outstanding loans do not exceed the amount of reasonably anticipated compensation owed to him, which may include the balance of $125,000 of deferred compensation referred to above. Mr. Tourtellotte has personally guaranteed approximately $5.12 million of indebtedness of ICGP and Goose Creek Golf Partners, two subsidiaries of the Company.

CHANGE OF CONTROL

    The Company has entered into the Merger Agreement which will result in a change of control of the Company, as described in the Schedule 14D-9 to which this Information Statement is annexed. Such description is incorporated herein by reference.